475 Half Day Road, Suite 500 Lincolnshire, IL 60069 T: +1 847 634 6700 F: +1 847 913 8766 www.zebra.com

VIA EDGAR

July 17, 2012

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:      Zebra Technologies Corporation

            Form 10-K for the Fiscal Year Ended December 31, 2011

 Filed February 23, 2012

            Form 10-Q for the Quarter Ended March 31, 2012

 Filed May 2, 2012

            File No. 0-19406

Dear Mr. Webb:

On behalf of Zebra Technologies Corporation (“Zebra”), set forth below are responses to your letter of comment dated June 26, 2012 (the “Letter”) relating to the above-referenced Forms 10-K and 10-Q. The comments and headings from the Letter are repeated below (comments are in italics), and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

Form 10-K for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-8

Cash and Cash Equivalents, page F-8

1.       We noted disclosures herein that “Zebra considers highly liquid short-term investments with original maturities of less than seven days to be cash equivalents.” Please tell us how the referenced disclosures are consistent with the guidance at paragraph 230-10-20 of FASB Accounting Standards Codification. Revise your future filing disclosures as necessary to comply with the referenced FASB guidance.

July 17, 2012 Page 2 of 5

Response:

Accounting Standards Codification (“ASC”) 230-10-20 indicates “Generally, only investments with original maturities of three months or less qualify under that definition [of cash equivalents].” Zebra has historically had minimal or no, investments with maturities whose initial duration is between 7 and 90 days and therefore we chose to narrow our definition of cash equivalents to provide more clarity in our financial statements. In future filings we will revise our footnote policy disclosure to be consistent with the guidance at ASC 230-10-20.

The revised disclosure will be as follows:

Cash and Cash Equivalents. Cash consists primarily of deposits with banks. In addition, Zebra considers highly liquid short-term investments with original maturities of less than three months to be cash equivalents. These highly liquid short-term investments are readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of change in value because of changes in interest rates.

Form 10-K for the Year Ended December 31, 2011

Note 22 – Quarterly Results of Operations (unaudited), page F-32

2.       We note the fluctuations in your effective tax rate for the quarterly periods of 2011 and 2010. Please tell us how you estimated your effective tax rate for each of your interim periods during fiscal 2010 and 2011. Specifically address the reasons for any items excluded from the estimated annual effective tax rate. Finally, provide us with references to authoritative U.S. GAAP you considered as a basis for determining your interim tax rate estimates.

Response:

Zebra estimates taxes for interim periods based upon the effective tax rate that is anticipated for the full-year, adjusted for any discrete items that relate to only one interim period. The estimated annual effective tax rate is determined using projections of full-year taxable income by each Zebra legal entity with the appropriate statutory tax rate for that subsidiary applied.

As an international business, Zebra’s income is subject to a variety of tax rates throughout the world. The vast majority of income is taxed in the United States (35% plus state and local taxes), the United Kingdom (28% in 2010, and 26% in 2011), or Singapore (10%). Our pre-tax income has continued to increase; however, our non-U.S. operations have contributed a larger share of overall earnings in recent years. As a result, the weighted average of our customary tax rates has been declining over the last 4 years.

July 17, 2012 Page 3 of 5

During 2011, our estimated annual effective tax rate ranged on a quarterly basis from 27.5% to 29%, and for 2010 ranged from 30.0% to 32%. The changes during each year, and between 2011 and 2010, and during each of the respective years, was primarily due to the change in our estimated taxable income by jurisdiction as each year progressed.

During the third and fourth quarter of each year, we complete our tax return filing processes. As each return is completed, we compare the tax due per the return with our accrued tax liability related to that return. To the extent there is a difference, we record that difference as an adjustment to tax expense in the current period, consistent with ASC 740-270-25-6.

In addition, the following discrete items were recorded and resulted in a tax expense that was different than our customary rate:

—     In the first quarter of 2010, as was previously disclosed in our first quarter 2010 Form 10-Q, we recorded a reduction of tax expense for prior years. Zebra’s effective tax rate for the first quarter of 2010 included a $2,764,000 reduction of income taxes related to improperly accounting for the tax impact on intercompany profit generated from intercompany sales in prior years. This adjustment reduced our effective rate for the first nine months of 2010 by approximately 2.6%. No other discrete items that affected the rate and required disclosure occurred in 2010.

—     In the first quarter of 2011, as disclosed in our first quarter 2011 Form 10-Q, our effective tax rate was higher than our customary tax rates due to a tax valuation allowance that was recorded in the quarter. This adjustment is discussed further in response to question 3, below.

—     In the fourth quarter of 2011, the tax rate was lower than expected “due primarily to higher profits in low tax rate jurisdictions and favorable adjustments recognized from the filing of amended prior year state tax returns in the fourth quarter of 2011” as disclosed on page 23 of our 12/31/2011 Form 10-K.

The higher profits in low tax jurisdictions were driven by faster than anticipated growth in the European and Asian markets which are taxed at the lower rates discussed above. In addition, several transfer pricing calculations for 2011 were finalized during fourth quarter of 2011, resulting in adjustments to our estimated taxable income by jurisdiction.

Form 10-Q for the fiscal Quarter Ended March 31, 2012

Notes to Consolidated Financial Statements, page 7

Note 14 – Income Taxes, page 18

July 17, 2012 Page 4 of 5

3.       Please tell us why the tax valuation allowance attributed to a subsequently disposed subsidiary has been included within your income taxes from continuing operations for the April 2, 2011 period presented.

Response:

Per ASC 740-10-45-20 we included the adjustment to the valuation allowance within income taxes from continuing operations in accordance with the guidance as follows: The effect of a change in the beginning-of-the-year balance of a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years ordinarily shall be included in income from continuing operations.

The only exceptions are changes to valuation allowances of certain tax benefits that are adjusted within the measurement period as required by ASC paragraph 805-740-45-2 related to business combinations and the initial recognition (that is, by elimination of the valuation allowances) of tax benefits related to the items specified in ASC paragraph 740-20-45-11(c) through (f). The effect of other changes in the balance of a valuation allowance are allocated among continuing operations and items other than continuing operations as required by ASC paragraph 740-20-45-2 and ASC paragraph 740-20-45-8. Because the decision to sell of one of our subsidiaries is not one of the scope exceptions specifically addressed in the guidance noted above, we concluded the valuation allowance should be recorded within income from continuing operations.

Per ASC 740-270-25-7, a change in the valuation allowance as a result of a change in judgment about the realizability of the related deferred tax asset shall not be apportioned among interim periods through an adjustment of the effective tax rate but shall be recognized in the interim period in which the change occurs. Prior to our decision to sell one of our subsidiaries, we expected to be able to utilize certain of our deferred tax assets that were no longer realizable with the decision to sell this subsidiary. As such, we recorded the valuation allowance in the period in which the decision to sell the subsidiary was made, which in accordance with other authoritative literature, also required us to record this asset group at fair market value.

Form 10-Q for the fiscal Quarter Ended March 31, 2012

Notes to Consolidated Financial Statements, page 7

Note 14 – Income Taxes, page 18

4.       In future filings, please disclose your accounting policy for estimating your annual effective tax rate in interim periods.

July 17, 2012 Page 5 of 5

Response:

We will disclose Zebra’s policy in future filings beginning with the second quarter 2012 Form 10-Q filing. The revised disclosure will be as follows:

Zebra’s estimates of taxes for interim periods are based upon the annual effective tax rate for the full-year, adjusted for any discrete items that relate to an interim period. The estimated annual effective tax rate is determined using projections of full-year taxable income by each Zebra legal entity with the appropriate statutory tax rate for that subsidiary applied. The effective rate may change during the year, typically due to the change in our estimated taxable income by jurisdiction as each year progresses.

Zebra acknowledges the following:

—    The company is responsible for the adequacy and accuracy of the disclosure in its financial statement filings;

—    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please contact me directly at
847-793-2664.

Sincerely,

/s/ Michael C. Smiley Michael C. Smiley
Chief Financial Officer

cc:      Mr. Kevin L. Vaughn, Securities Exchange Commission

           Mr. Gary Newberry, Securities Exchange Commission

           Mr. Michael Smith, Chairman, Zebra Technologies

           Mr. Anders Gustafsson, Chief Executive Officer, Zebra Technologies

           Mr. Jim Kaput, General Counsel, Zebra Technologies

           Mr. Todd Naughton, VP, Finance/Chief Accounting Officer, Zebra Technologies